Mail Stop 3561

March 11, 2010

Harold S. Edwards, President
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

RE: **Limoneira Company**
Registration Statement on Form 10
Filed February 12, 2010
File No. 0-53885

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1. Please revise to disclose that the company has an internet website and provide the address for the company's website, www.limoneira.com.

2. Please revise your disclosure as appropriate to insure that the information in the registration statement is consistent with that provided on your website, or explain in a supplemental letter. For instance, we note on page 4 of the registration statement that you disclose that the company has approximately 1,839 acres of lemons planted; however, the website discloses "over 2,000 acres…"

Overview, page 3

3.   Please expand your second paragraph to provide the basis for the statement, "…we believe we are the largest grower of lemons and avocados in the United States."

Real Estate Development, page 8

4.   Reference is made to the statement, "[W]e are currently in the process of obtaining final documentation to complete the entitlement and have executed a 30-year development agreement with Santa Paula. We expect to develop this property with financial and development partners, outside consultants and our own internal resources." To the extent known, please substantially expand this section to describe this arrangement with Santa Paula and file any executed agreement as an exhibit.

Item 1A. Risk Factors, page 14

5.   Please remove the first sentence or revise it to disclose that all material risk factors have been addressed in this section.

"Restrictive covenants in our debt instruments restrict or prohibit …", page 19

6.   Please consider adding another risk factor to address the potential risks associated with the company's involvement with derivatives as noted on page 34, or explain in supplemental letter why risk factor disclosure is not appropriate.

Management's Discussion and Analysis of Financial Condition…, page 23

Recent Developments, page 25

7.   In the last paragraph of the Windfall Investors, LLC section, please update the status of the revolving credit line which was due on March 1, 2010, after being extended by Farm Credit West.

Liquidity and Capital Resources, page 32

8.   We note that you are undertaking real estate development projects in California and Arizona. Please discuss your expectations as to the timing and amounts of future cash requirements to complete the development of the properties.

9.   We note on page F-42 that your pension plan has an unfunded status of $2,786,000 as of October 31, 2009. Please discuss your expectations as to the timing and amounts of contributions to fund the pension plan.

Transactions Affecting Liquidity and Capital Resources, page 33

10.   The loan agreements discussed in this section appear to include cross default provisions. If correct, please revise to describe these provisions and explain the

impact of the lack of compliance with the debt service coverage ratio under the agreement with Rabobank and the non-payment upon maturity under the Windfall revolving line of credit.

Rabobank Revolving Credit Facility, page 33

11. We note the last paragraph on page 33 and the statement, "[W]e were unable to comply with the debt service coverage ratio for fiscal 2009 and in December 2009 received a waiver of such non-compliance from Rabobank for fiscal 2009." Please file the waiver agreement as an exhibit to the registration statement.

12. We further note on page 33 that the company anticipates being in compliance with the covenant as of October 31, 2010. Briefly explain why it intends to be in compliance at that time.

Windfall Investors, LLC Revolving Line…, page 34

13. The second paragraph states "…the maturity date of the Windfall revolving line of credit was subsequently extended by Farm Credit West until March 1, 2010 and is currently being renegotiated." Please file the extension agreement with Farm Credit West that expired March 1, 2010. See Item 601(b) of Regulation S-K.

14. Update the disclosure to discuss the new extension arrangement and any restrictive covenants with Farm Credit West, if applicable, and also file the new agreement as an exhibit.

15. For the loans discussed under this heading, please disclose whether the interest rates are fixed or variable, quantify the interest rates, and if variable, disclose how the interest rates are determined. Exhibit 10.12 appears to include a maturity date of October 2035. Please reconcile with the date October 2011, or explain.

Item 3. Properties, page 38

Water Rights, page 38

16. Please disclose all the principal provisions of any material water-related agreement and insure that the agreement is filed as an exhibit. See Item 601(b)(10) of Regulation S-K.

Benchmarking, page 44

17.   We note that you appear to benchmark to a peer group of similar companies in the industry with respect to compensation levels for your executive officers and for purposes of determining any potential payments under the company's cash-based incentive bonus program. If you benchmark compensation to these other companies, identify these companies and explain how you benchmark against these companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Performance Cash –Based Incentive Bonuses, page 45
Annual Performance Equity –Based Incentive Bonuses, page 45

18.   Please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

19.   Please quantify the cash and equity incentive compensation for 2009 and explain how it was <u>determined</u>. In this regard, your current disclosure addresses the incentive compensation for 2008.

Annual Performance Equity-Based Incentive…, page 45

20.   We note the statement, "[I]n the event that such overall corporate and/or segment performance <u>goals are not attained, the compensation committee, in its sole discretion, may nevertheless grant such shares</u> for special achievements that fall outside of the established performance goals." (emphasis added)   Please explain whether and how this discretion was exercised in determining incentive compensation for 2009.

21.   Further, we note the paragraph at the top of page 46. In particular, we note, "[B]ased on the recommendation of our compensation committee, on December 15, 2009 the board of directors approved the forgiveness of approximately $341,174 of principal and accrued interest on the loans made to Mr. Edwards, approximately $199,823 of principal and accrued interest on the loans made to Mr. Teague, and approximately $145,745 of principal and accrued interest on the loans made to Mr. Delmatoff. Additionally, each of Mr. Edwards, Mr. Teague and Mr. Delmatoff received a payment of approximately $299,528, $175,431, and $127,955, respectively, relating to their federal, state and payroll taxes attributable to such loan forgiveness." The

loan forgiveness and related tax payments which related to compensation earned for 2009 should be presented in the summary compensation table and explain by footnote as appropriate.

Grants of Plan-Based Awards in Fiscal Year 2009, page 48

22.   We note that no grants of annual cash or equity incentive bonuses appear in the table, although you appear to have such incentive plans as indicated on page 45. Please explain or revise.

Item 11. Description of Registrants' Securities…, page 57

Common Stock, page 57

23.   Please state the number of common shares outstanding as of a current date.

Exhibits

24.   Exhibit 10.8 as currently filed does not include the bank's signature. Please refile this agreement.

25.   Exhibits 10.9 and 10.11 include references to addendums or other loan documents. Please file all attachments to these and any other loan agreements.

26.   Please file the documents related to the interest rate swaps or advise.

27.   Please refile Exhibit 10.18 with all agreement exhibits and executed addendums.

Financial Statements, page F-1

28.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

29.   Please revise your presentation of cash flows from operating activities to begin the reconciliation with net (loss)income instead of net (loss)income from continuing operations. In addition, please disaggregate the cash flows used in discontinued operations for each category. Refer to FASB ASC 230-10-45-28 for additional guidance.

Notes to the Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

30.   Please disclose your policy with respect to development costs of your orchards, and describe the nature of the capitalized orchard costs".

Cultural Costs, page F-13

31.   Please describe the nature of costs that are incurred to bring crops to harvest. In addition, tell us whether you defer any costs outside of costs that are capitalized within "Orchards".

Revenue Recognition, page F-13

32.   We note that you recognize monthly revenue from sales of certain products based on estimated proceeds. Please tell us why you rely on estimates to record the revenue rather than actual sales.

33.   We note that you record revenues related to products packed and sold by Calavo and other third-party packinghouses on a net basis. Please tell us how you define the arrangement and provide us with your analysis under FASB ASC 605-45-45 (EITF 99-19). In your response, describe who you believe the customer is in the arrangement and who bears the risk for loss of production due to reasons such as weather, disease or pests.

34.   We note Sunkist earns a fixed amount from the Company for its sales and marketing services. Please describe what this amount represents, how it is determined and whether it varies from year to year based upon the amount of product sold. In addition, tell us whether you offer any sales incentives or promotions to Sunkist or its end customers, and if so, describe the manner in which you account for such amounts.

Windfall Investors, LLC Financial Statements - Year Ended December 31, 2008, page F-56

35.   Please provide interim financial statements for Windfall Investors as of and for the nine months ended September 30, 2009.

Note 21. Subsequent Events, page F-52

36.   We note that notes receivable and accrued interest from Officers were paid down through the exchange of Company shares. Please disclose the number of shares received from the Officers and how you valued the shares received.

37.   Tell us how you complied with FASB ASC 805-10-25-10 with respect to remeasuring your equity interest in Windfall at its November 2009 acquisition-date fair value and recognizing any resulting gain or loss in net income. Revise the notes to the pro forma financial information to include this disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz, accountant at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or the undersigned at (202) 551- 3795 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (805) 525-8211